SpartanNash Company

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

August 7, 2017

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:SpartanNash Company

Form 10-K for the Fiscal Year Ended December 31, 2016

Form 10-Q for the Period Ended April 22, 2017

Filed March 1, 2017

File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter dated July 25, 2017 concerning our Form 10-K for the fiscal year ended December 31, 2016, and our Form 10-Q for the period ended April 22, 2017. We at SpartanNash Company strive to meet or exceed the Commission's requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 6. Selected Financial Data, pages 18

1.

We note your disclosure of gross profit here and in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Since it appears you exclude depreciation and amortization from cost of goods sold, please tell us how your presentation of this measure complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Additionally, please revise your presentation to disclose that this measure is a non-GAAP financial measure and why management believes the non-GAAP measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K. Please note that this comment also applies to earnings releases filed under Item 2.02 on Form 8-K.

Response

We respectfully acknowledge the Staff’s comment and would like to better clarify for the Staff the cost elements of our inventories, which comprise our cost of sales upon the sale of grocery products to end customers. Considering the cost elements of our inventories (which represent certain components of costs of sales and gross profit) and the presentation of these costs within our statement of earnings, we believe our accounting treatment is consistent with accounting guidance and do not believe gross profit is a non-GAAP measure and therefore subject to Item 10(e) of Regulation S-K.

In determining inventory costs, we refer to ASC 330-10-30-1 (formerly Accounting Research Bulletin No. 43, paragraph Ch. 4 Statement 3): The primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

Please note that on January 7, 2017, we acquired Caito Foods Service (“Caito”), a company with distribution and food processing operations. Therefore, the following paragraph applies to our distribution and retail operations prior to the acquisition of Caito.

For those grocery products acquired by us in final, saleable form (to be used in our distribution and retail operations), the inventoried costs include the cost of the product (which also include physical inventory adjustments, markdowns and promotional allowances), plus in-bound transportation costs to bring the product to our distribution facilities where they await sale to end customers. Upon sale of the inventory, the previously inventoried costs are relieved to cost of sales. The inventoried costs for these products do not include depreciation and other costs related to warehousing the products as they await sale (labor, warehousing costs, utilities, and equipment rental). Those costs are recorded in selling, general and administrative expenses, as incurred, together with costs associated with the delivery of products to end customers (labor, depreciation on tractors trailers, out-bound freight and other administrative expenses). Please note that for grocery products not acquired by us in final, saleable form (products used in Caito’s food processing operations), depreciation is included in the cost of inventory, and therefore, within cost of sales upon the sale of the finished products to end customers beginning in fiscal 2017.

In applying the accounting guidance within ASC 330-10-30-1, we believe we have properly captured the cost elements of our inventory within cost of sales and gross profit. However, we note that there is diversity in practice with respect to where retailers and wholesalers may present warehousing and distribution costs within the statement of earnings. Certain retailers and wholesalers do not include warehousing and distribution costs within cost of sales, but rather in selling, general and administrative expenses. To clarify where warehousing and distribution costs were presented in our financial statements, we disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the fiscal year ended December 31, 2016 that warehousing and distribution costs, including depreciation, were included in selling, general and administrative expenses within the statement of earnings.

Considering the guidance within ASC 225-10-S99-8 (Staff Accounting Bulletin Topic No. 11B): some portion of depreciation should be included in cost of goods sold and, if not, entities should clearly disclose there is none. Based on our treatment of inventory costs within cost of sales and gross profit, as outlined above, we believe that ASC 225-10-S99-8 is not applicable for our distribution and retail operations (we do believe it is applicable for our food processing operations at Caito). However, we acknowledge the Staff’s comment and confirm that in future public announcements, press releases and filings, where we present cost of sales and gross profit, we will enhance our disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations and/or within the notes to the consolidated financial statements, as applicable, to: a) sufficiently address the components of cost of sales and gross profit, including a clear statement disclosing which costs are excluded from such line items, and b) inform users of the financial statements that our gross profit may not be comparable to the gross profits of other retailers and wholesalers based on the diversity in practice outlined above.

The revised disclosure, which we will provide prospectively beginning with our Form 10-Q for the second quarter and year-to-date period ended July 15, 2017, is as follows (please note that we acquired Caito on January 7, 2017; therefore, in addition to our retail and distribution operations, the enhanced disclosures will also address where the costs of Caito’s food processing operations are presented within the statement of earnings):

“Gross Profit – Gross profit represents net sales less cost of sales, which for all non-production operations includes product purchase costs, in-bound freight, physical inventory adjustments, markdowns and promotional allowances and excludes warehousing costs, depreciation and other administrative expenses. For the Company’s food processing operations, cost of sales includes direct product and production costs, inbound freight, purchasing and receiving costs, utilities, depreciation, and other indirect production costs and excludes out-bound freight and other administrative expenses. The Company’s gross profit may not be identical to similarly titled measures reported by other companies.

Selling, General and Administrative Expenses – Selling, general and administrative (“SG&A”) expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, shipping and handling, utilities, equipment rental, depreciation (to the extent not included in Cost of Sales), out-bound freight and other administrative expenses.”

We respectfully request that the Staff consider our revised disclosures.

Consolidated Statements of Earnings, page 42

2.

Please tell us your basis for presenting gross profit on the face of the statement of earnings. In this regard, we note you exclude depreciation and amortization from gross profit. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Response

Please refer to our response to comment #1 where we discuss the treatment of inventory costs within cost of sales and gross profit, and why we believe ASC 225-10-S99-8 is not applicable for our distribution and retail operations. We respectfully request that the Staff consider our revised disclosures outlined above.

Form 10-Q for the Period Ended April 22, 2017

Note 2 Recent Issued Accounting Standards, page 8

3.	Please explain to us why the adoption of ASU 2016-09 did not result in a cumulative-effect adjustment to equity.

Response

The adoption of ASU 2016-09 did not result in a cumulative-effect adjustment to equity as we were not previously limited on recognizing the tax benefits associated with share-based payments (i.e., we were not in a position where the recognition of share-based tax benefits would increase a net operating loss). In addition, none of our share-based payments are classified as liability awards, and therefore, the provision of ASU 2016-09 related to the minimum statutory withholding had no effect. Lastly, as noted in our Form 10-Q for the period ended April 22, 2017, stock compensation expense continues to reflect estimated forfeitures, which does not result in a cumulative-effect adjustment to equity (this would only result if we had elected to recognize forfeitures as they occurred).

***

SpartanNash Company is committed to serving its investors with full, accurate and understandable disclosure regarding its operations and financial condition. We appreciate the efforts of the Commission to assist us with that goal.

Please contact me by telephone at (616) 878-8403 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Thomas A. Van Hall

Thomas A. Van Hall

Interim Chief Financial Officer

SpartanNash Company